UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CTS CORPORATION

(Exact Name of Registrant as Specified in its Charter)

INDIANA	1-4639	35-0225010
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

4925 Indiana Ave., Lisle, IL	60532
(Address of principal executive offices)	(Zip Code)

Mark Pacioni, Chief Legal and Administrative Officer (630) 577-8800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the full year ended January 1 to December 31, 2025.

Section 1 - Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD (“Form SD”) of CTS Corporation (“CTS”) for the year ended December 31, 2025, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Rule 13p-1 under the Exchange Act provides that a registrant must file this specialized disclosure report on Form SD if it manufactures or contracts to manufacture products for which certain “Conflict Minerals” (as defined herein) are necessary to the functionality or production of such products. Conflict Minerals include cassiterite, columbite-tantalite, gold, wolframite, or their derivatives, tin, tantalum, and tungsten.

Conflict Minerals are necessary to the functionality or production of certain of the products manufactured by CTS or contracted by CTS to be manufactured and are required to be reported for the calendar year covered by this Form SD. As required for products that contain Conflict Minerals, CTS conducted in good faith a reasonable country of origin inquiry with its relevant direct suppliers and undertook due diligence measures reasonably designed to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). CTS’ Conflict Minerals policy is publicly available on its website at: https://investors.ctscorp.com/governance. CTS is also filing a Conflict Minerals Report as an exhibit to this Form SD and has made a copy of the Conflict Minerals Report and this Form SD publicly available on its website at: https://investors.ctscorp.com/governance. The information contained in CTS’ website is not incorporated by reference into this Form SD and should not be considered part of this Form SD.

Item 1.02. Exhibit

Registrant has filed, as Exhibit 1.01 to this Form SD, the Conflict Minerals Report required by Item 1.01 for the reporting period January 1, 2025 to December 31, 2025.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01. Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01. Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 29, 2026		CTS CORPORATION

	By:	/s/ Mark Pacioni
Mark Pacioni
Chief Legal and Administrative Officer